SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: March 26, 2009

List of materials

Documents attached hereto:

i) Press release announcing Notice Concerning Appointment of Additional Representative Corporate Executive Officer

Notice Concerning Appointment of
Additional Representative Corporate Executive Officer

Sony Corporation approved the appointment of an additional Representative Corporate Executive Officer as follows at the meeting of its Board of Directors held on March 26, 2009.

Newly Appointed Representative Corporate Executive Officer

New Title:	Representative Corporate Executive Officer,
Executive Vice President and Chief Financial Officer

(Current Title:	Corporate Executive Officer,
Executive Vice President and Chief Financial Officer)

Name:	Nobuyuki Oneda

Effective Date of Appointment

April 1, 2009